Branch 22
811-02464

40-33

MFS INVESTMENT MANAGEMENT

03044089

MFS INVESTMENT MANAGEMENT
500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

December 24, 2003

SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH, D.C. 158 SECTION

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Danielle Adams and Dean Dellaventura v. Massachusetts Financial Services Company, et al.

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of the following Class Action Complaint in the above referenced matter.

2. Danielle Adams and Dean Dellaventura v. Massachusetts Financial Services Company, et al.

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosure

#76300

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

DANIELLE ADAMS and DEAN DELLAVENTURA, Individually and On Behalf of All Others Similarly Situated,	Civil Action No.
	CLASS ACTION COMPLAINT
Plaintiffs,	**JURY TRIAL DEMANDED**
vs.	03 CV 12536 WGY
MFS CAPITAL OPPORTUNITIES FUND, MFS CORE GROWTH FUND, MFS EMERGING GROWTH FUND, MFS GROWTH OPPORTUNITIES FUND, MFS LARGE CAP GROWTH FUND, MFS MANAGED SECTORS FUND, MFS MID CAP GROWTH FUND, MFS NEW DISCOVERY FUND, MFS NEW ENDEAVOR FUND, MFS RESEARCH FUND, MFS STRATEGIC GROWTH FUND, MFS TECHNOLOGY FUND, MASSACHUSETTS INVESTORS GROWTH STOCK, MFS MID CAP VALUE FUND, MFS RESEARCH GROWTH AND INCOME FUND, MFS STRATEGIC VALUE FUND, MFS TOTAL RETURN FUND, MFS UNION STANDARD EQUITY FUND, MFS UTILITIES FUND, MFS VALUE FUND, MASSACHUSETTS INVESTORS TRUST, MFS AGGRESSIVE GROWTH ALLOCATION FUND, MFS CONSERVATIVE ALLOCATION FUND, MFS GROWTH ALLOCATION FUND, MFS MODERATE ALLOCATION FUND, MFS BOND FUND, MFS EMERGING MARKETS DEBT FUND, MFS GOVERNMENT LIMITED MATURITY FUND, MFS GOVERNMENT MORTGAGE FUND, MFS GOVERNMENT SECURITIES FUND, MFS HIGH INCOME FUND, MFS HIGH YIELD OPPORTUNITIES FUND, MFS INTERMEDIATE INVESTMENT GRADE BOND FUND, MFS LIMITED MATURITY FUND, MFS RESEARCH BOND FUND, MFS STRATEGIC INCOME FUND, MFS ALABAMA MUNICIPAL BOND FUND,	MAGISTRATE JUDGE Alexander AMOUNT $ 150 SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. F.O.M 12/17/03

[CAPTION CONTINUES ON NEXT PAGE]

MFS ARKANSAS MUNICIPAL BOND FUND, MFS CALIFORNIA MUNICIPAL BOND FUND, MFS FLORIDA MUNICIPAL BOND FUND, MFS GEORGIA MUNICIPAL BOND FUND, MFS MARYLAND MUNICIPAL BOND FUND, MFS MASSACHUSETTS MUNICIPAL BOND FUND, MFS MISSISSIPPI MUNICIPAL BOND FUND, MFS MUNICIPAL BOND FUND, MFS MUNICIPAL LIMITED MATURITY FUND, MFS NEW YORK MUNICIPAL BOND FUND, MFS NORTH CAROLINA MUNICIPAL BOND FUND, MFS PENNSYLVANIA MUNICIPAL BOND FUND, MFS SOUTH CAROLINA MUNICIPAL BOND FUND, MFS TENNESSEE MUNICIPAL BOND FUND, MFS VIRGINIA MUNICIPAL BOND FUND, MFS WEST VIRGINIA MUNICIPAL BOND FUND, MFS EMERGING MARKETS EQUITY FUND, MFS GLOBAL EQUITY FUND, MFS GLOBAL GROWTH FUND, MFS GLOBAL TOTAL RETURN FUND, MFS INTERNATIONAL GROWTH FUND, MFS INTERNATIONAL NEW DISCOVERY FUND, MFS INTERNATIONAL VALUE FUND, MFS RESEARCH INTERNATIONAL FUND, MFS CASH RESERVE FUND, MFS GOVERNMENT MONEY MARKET FUND, MFS MONEY MARKET FUND, MFS FIXED FUND (collectively known as "MFS FUNDS"); MFS MUNICIPAL SERIES TRUST, MFS SERIES TRUST I, MFS SERIES TRUST II, MFS SERIES TRUST III, MFS SERIES TRUST IV, MFS SERIES TRUST V, MFS SERIES TRUST VI, MFS SERIES TRUST VII, MFS SERIES TRUST VIII, MFS SERIES TRUST IX, MFS SERIES TRUST X, AND MFS SERIES TRUST XI (collectively known as the "MFS FUNDS REGISTRANTS"); SUN LIFE FINANCIAL INC.; MASSACHUSETTS FINANCIAL SERVICES COMPANY (d/b/a "MFS INVESTMENT MANAGEMENT"), and JOHN DOES 1-100,

Defendants.

Plaintiffs allege the following based upon the investigation of plaintiffs' counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the MFS Funds (as defined in the caption of this case), press releases, and media reports about the MFS Funds. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the MFS family of funds (*i.e.*, the MFS Funds as defined in the caption, above) between December 15, 1998 and December 7, 2003, inclusive, and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On December 7, 2003, before the market opened, Sun Life, defined below, announced in a press release over *PR Newswire* that the Securities and Exchange Commission

("SEC") intended to commence an enforcement action against MFS Company, defined below, "alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty."

4. On that same day, MFS Company, defined below, sent a letter to MFS Funds shareholders, posted on MFS' website, revealing the SEC investigation, and that MFS Company did not actively monitor at least eleven MFS Funds for market timing activity, "because MFS concluded that frequent trading in these funds would not be disruptive to portfolio management and harm fund performance."

5. On December 9, 2003, *The Wall Street Journal* reported that the MFS Company had established an undisclosed policy, contrary to its public statements to shareholders, which allowed market timing in MFS Funds, including the MFS Emerging Growth Fund, in order to increase its assets under management and management fees generated therefrom. According to the article, "MFS said it 'identified and cancelled millions of dollars of trades that MFS believed could harm fund performance and disrupt portfolio management.' But until recently, MFS said, it didn't monitor daily trading in 11 U.S. large-company stock and high-grade corporate bond funds."

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

7. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members

reside within this District. Defendant MFS Company was an active participant in the wrongful conduct alleged herein and is headquartered within this District.

8. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

9. Plaintiff Danielle Adams, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the MFS Total Return Fund, MFS Value Fund, and MFS Fixed Fund during the Class Period and has been damaged thereby.

10. Plaintiff Dean DellaVentura, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the MFS Value Fund during the Class Period and has been damaged thereby.

11. Each of the MFS Funds, including the MFS Total Return Fund, MFS Value Fund, and MFS Fixed Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant MFS Company, as defined below, and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

12. Sun Life Financial Inc. ("Sun Life") is a financial services company and the ultimate parent of defendants bearing the MFS name. MFS Company is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly owned subsidiary of Sun Life. Sun Life maintains its United States office at One Sun Life Executive Park SC 2132, Wellesley Hills, Massachusetts 02481.

13. Massachusetts Financial Services Company ("MFS Company") is a subsidiary of Sun Life and offers investment products and money management services. MFS Company is

registered as an investment advisor under the Investment Advisers Act and managed and advised the MFS Funds during the Class Period. MFS Company has ultimate responsibility for overseeing the day-to-day management of the MFS Funds. MFS Company, which conducts its advisory business under the name MFS Investment Management, is headquartered at 500 Boylston Street, Boston, Massachusetts 02116. ("MFS Company" and "MFS Investment Management" are referred to interchangeably herein).

14. MFS Municipal Series Trust, MFS Series Trust I, MFS Series Trust II, MFS Series Trust III, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust VI, MFS Series Trust VII, MFS Series Trust VIII, MFS Series Trust IX, MFS Series Trust X, and MFS Series Trust XI are the registrants and issuers of the MFS Funds and are referred to collectively as the "MFS Funds Registrants."

15. Sun Life, MFS Company, MFS Funds Registrants, and the MFS Funds are referred to collectively herein as the "Fund Defendants."

16. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary MFS Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

17. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the MFS Funds, between December 15, 1998 and December 7, 2003, inclusive, and who were damaged thereby. Plaintiffs and each of the Class members purchased shares or other ownership units in MFS Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiffs and the other Class members purchased their shares or other ownership units in the MFS Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the MFS Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

20. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

21. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the MFS Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

23. Mutual funds, including the MFS Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as December 15, 1998 and until December 7, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of plaintiffs and other members of the Class, through secret and illegal timed trading. In exchange

for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiffs and other members of the Class who knew nothing of these illicit arrangements. Specifically, MFS Company, as manager of the MFS Funds, and each of the relevant fund managers, profited from fees MFS Company charged to the MFS Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timing, which hurt plaintiffs and other Class members, materially and negatively affecting the value of the MFS Funds, the John Doe Defendants agreed to park substantial assets in the Funds, thereby increasing the assets under MFS Funds' management and the fees paid to MFS Funds' managers. The assets parked in the MFS Funds in exchange for the right to engage in timing have been referred to as "sticky assets." The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiffs and other members of the Class.

Secret Timed Trading at the Expense of Plaintiffs and Other Members of the Class

24. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the net asset value ("NAV") is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will

be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

25. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the MFS Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

26. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

27. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

28. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades and profit at the expense of ordinary fund investors.

Defendants' Fraudulent Scheme

29. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer had filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint"). In return for this favored treatment, which damaged the long-term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Nations Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions. [Emphasis in original].

The article indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg, stating as follows:

> ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."***

(Emphasis added).

30. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and the U.S. Attorney for the Southern District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney

General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, planned to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

31. On December 8, 2003, before the market opened, Sun Life issued a press release over *PR Newswire* announcing that the Boston office of the SEC intended to recommend to the SEC that an enforcement action be brought against MFS Company. In the release, Sun Life stated in relevant part, as follows:

> Sun Life Financial Inc. today said that the staff of the Boston office of the Securities and Exchange Commission (SEC) has indicated that it intends to recommend to the SEC that an enforcement action be taken against Massachusetts Financial Services Company (MFS) alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.
>
> The SEC notice contains no allegations that any MFS employee was knowingly involved in either late trading or inappropriate personal trading in MFS funds.

32. On the same day, MFS Company sent a letter to MFS Funds shareholders, which was posted on MFS Company's website, in which defendants admitted that they did not monitor trading in eleven MFS Funds for timed and late-trading, contending that such activity was not harmful. The letter stated, in relevant part, as follows:

> To Our Valued Clients:
>
> As you may have heard, MFS has been informed that the staff of the Boston office of the Securities and Exchange Commission (SEC) intends to recommend to the SEC that a civil enforcement action be brought against MFS alleging, in effect, that the disclosure in certain of MFS' fund prospectuses concerning market timing was false and misleading, and breach of fiduciary duty.

> We are cooperating fully with the SEC and want to make sure you have a clear understanding of this situation and MFS' procedures designed to prevent excessive trading from disrupting portfolio management and harming fund performance.
>
> First, it is important to note that the SEC notice contains no allegations that any MFS employee was knowingly involved in either late trading or inappropriate personal trading in MFS funds.
>
> With respect to market timing, there has been much coverage in the media of investors who seek to trade rapidly in and out of a mutual fund in order to capture profits by exploiting pricing inefficiencies between the fund's shares and the value of the underlying securities in the portfolio. This could happen, for example, in international funds, where time zone differences between markets create opportunities to profit from arbitrage based on 'stale' prices. It can also occur in funds composed of thinly traded asset classes, such as high-yield bonds, and in small-cap stocks, where sudden large cash flows can have an immediate impact on prices.
>
> MFS monitored trading in these types of funds daily to prevent harm to fund performance and disruption to portfolio management. MFS identified and cancelled millions of dollars of trades that MFS believed could harm fund performance and disrupt portfolio management, and also used fair value pricing of portfolio securities to lessen the attraction of these funds to market timers.
>
> ***Until recently, MFS did not monitor daily the trading activity in 11 domestic large-cap stock and high-grade bond funds. MFS believed that daily monitoring with respect to these large and highly liquid funds was unnecessary because MFS concluded that frequent trading in these funds would not be disruptive to portfolio management and harm fund performance. In MFS' judgment, pricing inefficiencies do not exist in these large, highly liquid funds.***
>
> Nevertheless, as the mutual fund industry moves to further restrict frequent trading, MFS has decided to monitor trading activity in these 11 funds. MFS now has exchange limits on all 105 funds in the MFS fund family. [Emphasis added.]

33. On December 9, 2003, *The Wall Street Journal* reported that MFS Company had established an undisclosed policy, contradicting its public statements to MFS Funds

shareholders, that permitted market timing in its funds. The article stated, in relevant part, as follows:

> SEC investigators believe such a written, internal policy was used by MFS to increase its assets under management -- and consequently its fees -- by attracting investments at a time when its overall business was declining in a bear market, according to people familiar with the matter. Federal investigators believe senior managers at MFS were aware of the policy, these people said.
>
> * * *
>
> Massachusetts securities regulators are also investigating MFS related to testimony from brokers at the former Prudential Securities that an MFS employee told them that certain funds could be market-timed, despite the prospectuses. . .
>
> ***The funds that MFS allowed to be timed included MFS Emerging Growth Fund. . . . But the Emerging Growth Fund's prospectus states: "The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance."*** [Emphasis added.]

<u>The Prospectuses Were Materially False and Misleading</u>

34. Prior to investing in any of the MFS Funds, including the MFS Total Return Fund, MFS Value Fund, and MFS Fixed Fund, plaintiffs and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements regarding the MFS Funds' policies on timed trading.

35. The Prospectuses falsely stated that the MFS Funds actively safeguard shareholders from the recognized harmful effects of timing. For example, in language that typically appeared in the Prospectuses, the April 30, 2003 MFS Growth Opportunities Fund prospectus acknowledged that "short-term trading" is harmful to shareholders and represented that the MFS Funds deters the practice, stating as follows:

> EXCESSIVE TRADING PRACTICES. The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and may harm fund performance.

36. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the MFS Funds shares;

(b) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the MFS Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the MFS Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

(d) that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the MFS Funds investors.

Defendants' Scheme and Fraudulent Course of Business

37. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the MFS Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the MFS Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

Additional Scienter Allegations

38. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the MFS Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding MFS Funds, their control over, and/or receipt and/or modification of MFS Funds' allegedly materially misleading misstatements and/or their associations with the MFS Funds which made them privy to confidential proprietary information concerning the MFS Funds, participated in the fraudulent scheme alleged herein.

39. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out

of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

40. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against the MFS Funds Registrants For Violations of Section 11 Of The Securities Act

41. Plaintiffs repeat and reallege each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

42. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

43. The Registrants are statutorily liable under Section 11. The Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

44. Prior to purchasing units of the MFS Total Return Fund, MFS Value Fund, and MFS Fixed Fund, plaintiffs were provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other MFS Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the MFS Funds traceable to the false and misleading Prospectuses.

45. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the MFS Funds to monitor and take steps to prevent timed trading because of its adverse effect

on fund investors, when, in fact, the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into an agreement allowing the John Doe Defendants to time their trading of the MFS Funds shares;

(b) that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the MFS Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the MFS Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants;

(d) that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the MFS Funds and/or increased the MFS Funds' costs and thereby reduced the MFS Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the MFS Funds investors.

46. Plaintiffs and the Class have sustained damages. The value of the MFS Funds shares decreased substantially subsequent to and due to defendants' violations.

47. At the time they purchased the MFS Funds shares traceable to the defective Prospectuses, plaintiffs and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Sun Life and MFS Company as Control Persons of the MFS Funds Registrants
For Violations of Section 15 of the Securities Act

48. Plaintiffs repeat and reallege each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

49. This Claim is brought pursuant to Section 15 of the Securities Act against Sun Life and MFS Company, as control persons of the MFS Funds Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Registrants' Prospectuses, public filings, press releases and other publications are the collective actions of Sun Life and MFS Company.

50. The MFS Funds Registrants are each liable under Section 11 of the Securities Act as set forth herein.

51. Each of Sun Life and MFS Company was a "control person" of MFS Funds Registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds -- Sun Life and MFS Company directly and indirectly, had the power and authority, and exercised the same, to cause MFS Funds Registrants to engage in the wrongful conduct complained of herein. Sun Life and MFS Company issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

52. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Sun Life and MFS Company are liable to plaintiffs to the same extent as are each of the Registrants for their primary violations of Section 11 of the Securities Act.

53. By virtue of the foregoing, plaintiffs and other Class members are entitled to damages against Sun Life and MFS Company.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

54. At all relevant times, the market for MFS Funds was efficient for the following reasons, among others:

(a) The MFS Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the MFS Funds were regularly filed with the SEC;

(c) Persons associated with the MFS Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The MFS Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

55. As a result of the foregoing, the market for the MFS Funds promptly digested current information regarding MFS Funds from all publicly available sources and reflected such information in the respective MFS Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the MFS Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the MFS Funds during the Class Period suffered

similar injury through their purchase or acquisition of MFS Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

56. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

57. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiffs and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase MFS Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

58. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the MFS Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated MFS Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

59. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the MFS Funds' operations, as specified herein.

60. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

61. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

62. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of MFS Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the MFS Funds during the Class Period at distorted prices and were damaged thereby.

63. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the MFS Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

64. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

65. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the MFS Funds shares during the Class Period.

FOURTH CLAIM

Against Sun Life (as a Control Person of MFS Company, MFS Funds Registrants and the MFS Funds), MFS Company (as a Control Person of MFS Funds Registrants and MFS Funds), MFS Funds Registrants (as a Control Person of MFS Funds)
For Violations of Section 20(a) of the Exchange Act

66. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

67. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Sun Life, as a control person of MFS Company, MFS Funds Registrants and the MFS Funds; MFS Company as a control person of MFS Funds Registrants and the MFS Funds; and MFS Funds Registrants as a control person of the MFS Funds.

68. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the MFS

Funds' public filings, press releases and other publications are the collective actions of Sun Life, MFS Company, MFS Funds Registrants, and MFS Funds.

69. Each of Sun Life, MFS Company, and MFS Funds Registrants acted as controlling persons of the MFS Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the MFS Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Sun Life, MFS Company, and MFS Funds Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the MFS Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading. Sun Life, MFS Company, and MFS Funds Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

70. In particular, each of Sun Life, MFS Company, and MFS Funds Registrants had direct and supervisory involvement in the operations of the MFS Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

71. As set forth above, Sun Life, MFS Company, MFS Funds Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Sun Life, MFS Company, MFS Funds Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of MFS Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against MFS Company
[15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

72. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

73. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

74. MFS Company served as an "investment adviser" to plaintiffs and other members of the Class pursuant to the Investment Advisers Act.

75. As a fiduciary pursuant to the Investment Advisers Act, MFS Company was required to serve plaintiffs and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

76. During the Class Period, MFS Company breached its fiduciary duties owed to plaintiffs and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiffs and other members of the Class. As detailed above, MFS Company allowed the John Doe Defendants to secretly engage in timed trading of the MFS Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich MFS Company, among other defendants, at the expense of plaintiffs and other members of the Class.

77. MFS Company breached its fiduciary duties owed to plaintiffs and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiffs and the Class members.

78. MFS Company is liable as a direct participant in the wrongs complained of herein. MFS Company, because of its position of authority and control over the MFS Funds was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the MFS Funds.

79. MFS Company had a duty to (1) disseminate accurate and truthful information with respect to the MFS Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiffs and members of the Class. MFS Company participated in the wrongdoing complained of herein in order to prevent plaintiffs and other members of the Class from knowing of MFS Company's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the MFS Funds shares; and (2) placing its interests ahead of the interests of plaintiffs and other members of the Class.

80. As a result of MFS Company's multiple breaches of its fiduciary duties owed to plaintiffs and other members of the Class, plaintiffs and other Class members were damaged.

81. Plaintiffs and other Class members are entitled to rescind their investment advisory contracts with MFS Company and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiffs as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying them as a Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiffs and the Class rescission of their contract with MFS Company and recovery of all fees paid to MFS Company pursuant to such agreement;

(d) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: December 17, 2003

MOULTON & GANS, P.C.

By: /s/ Nancy Freeman Gans
Nancy Freeman Gans, BBO #184540
33 Broad Street, Suite 1100
Boston, MA 02109-4216
Telephone: (617) 369-7979

MILBERG WEISS BERSHAD HYNES & LERACH LLP
Melvyn I. Weiss
Steven G. Schulman
Peter E. Seidman
Sharon M. Lee
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone: (410) 986-0036

RABIN MURRAY & FRANK, LLP
Brian Murray
Eric J. Belfi
275 Madison Avenue
New York, NY 10016
(212) 682-1818
(212) 682-1892

Attorneys for Plaintiffs

INVESTMENT MANAGEMENT

MFS INVESTMENT MANAGEMENT

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

December 24, 2003

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Danielle Adams and Dean Dellaventura v.
Massachusetts Financial Services Company, et al.

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is a copy of the following Class Action Complaint in the above referenced matter.

2. Danielle Adams and Dean Dellaventura v. Massachusetts Financial Services Company, et al.

Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosure

#76300